UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BPZ Resources, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

055639 10 8

(CUSIP Number)

Allied Crude Purchasing, Inc.

Gordon Gray

3900 West Highway 180

Snyder, Texas 79549

(325) 573-0931

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 1, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 055639 10 8

1.	Names of Reporting Persons. Allied Crude Purchasing, Inc. Gordon Gray

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,694,173

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,694,173

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,694,173

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.7%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This amended statement on Schedule 13D relates to the common stock, no par value per share (the “Common Stock”), of BPZ Resources, Inc. (the “Company”).  The principal executive offices of the Company are located at 580 Westlake Park Blvd., Suite 525, Houston, Texas 77079.

Item 2.	Identity and Background
(a)	This Amended Schedule 13D is being filed by Gordon Gray and Allied Crude Purchasing, Inc., a Texas corporation.
(b)	The principal address of Mr. Gray and Allied Crude Purchasing, Inc. is 3900 West Highway 180, Snyder, Texas 79549.
(c)

Mr. Gray’s principal occupation and employment is serving as director of the Company and as President and sole owner of Allied Crude Purchasing, Inc., a privately owned, crude oil transportation company.

(d) & (e)

Mr. Gray has not, during the five years prior to January 1, 2008, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

(f)	There are no material changes to the information previously reported in Item 2(f) of the Schedule 13D.
Item 3.	Source and Amount of Funds or Other Consideration

Mr. Gray’s securities were initially received in the share exchange merger between the Company’s subsidiary BPZ Energy, Inc. and Navidec, Inc. reported on Form 8-K filed for the event dated September 10, 2004.  Pursuant to the Merger Agreement, dated July 8, 2004 and available as Exhibit 10.1 to the Form 8-K filed on July 13, 2004 (the “Merger Agreement”), the Company distributed the second tranche of earn-out shares related to obtaining certification of certain reserves on July 28, 2005, and distributed the third tranche of earn-out shares related to obtaining certain production goals on January 1, 2008.  In addition to the earn-out shares received, as of January 1, 2008, Mr. Gray was also granted 75,000 shares of restricted common stock pursuant to the Company’s 2007 Directors’ Compensation Incentive Plan.  The restricted stock grant is subject to a twenty-five month cliff vesting provision.

Item 4.	Purpose of Transaction

Pursuant to the Merger Agreement, the Company distributed shares to Mr. Gray and Allied Crude Purchasing, Inc. related to the Company’s achievement of obtaining certain production goals.  In addition, the Board of Directors of the Company approved a grant of 75,000 shares of restricted common stock with a twenty-five month cliff vesting provision to Mr. Gray pursuant to the Company’s 2007 Directors’ Compensation Incentive Plan.  However, Mr. Gray does not have any plans or proposals that would result in (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company; (b) a sale or transfer of a material amount of assets of the Company; (c) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term directors or to fill an existing vacancies on the board; (d) any material change in the present capitalization or dividend policy of the Company; (e) any other material change to the Company’s business or corporate structure; (f) changes in the Company’s charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (g) the Common Stock or any other class of securities of the Company to be de-listed from a national securities exchange; (h) the Common Stock or any other class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (i) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a)	As of December 31, 2007, there were 73,914,471 shares of common stock of BPZ Resources, Inc. Mr. Gray currently beneficially owns 7.7% of the outstanding Common Stock of the Company.
(b)	As of January 1, 2008, Mr. Gray had the sole power to vote or sole power to direct the vote and sole power to dispose and sole power to direct the disposition of 5,694,173 shares of Common Stock.
(c)	Other than the transaction described herein, Gordon Gray has not effected any transactions in the Common Stock in the past 60 days.
(d)	There are no material changes to the information previously reported in Item 5(d) of the Schedule 13D.
(e)	There are no material changes to the information previously reported in Item 5(e) of the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Gray, through Allied Crude Purchasing, Inc., has pledged 555,556 shares of common stock to Snyder National Bank, for the purpose of providing collateral for a loan. Under the customary terms of the pledge arrangements, in the event of default, the lender may be entitled to dispose of the pledged shares.

Except as described herein, Mr. Gray has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder’s fee, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  Further, except as described herein, none of the Company’s securities beneficially owned by Mr. Gray are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to Be Filed as Exhibits
There are no material changes to the information previously reported in Item 7 of the Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2008
Allied Crude Purchasing, Inc.
/s/ Gordon Gray
Gordon Gray, President

/s/ Gordon Gray
Gordon Gray, Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).